U. S. Securities and Exchange Commission
                            Washington, D.C.  20549


                                Form 10-SB/12g

                  GENERAL FORM FOR REGISTRATION OF SECURITES
                           OF SMALL BUSINESS ISSUERS

      Under Section 12 (b) or (g) of the Securities Exchange Act of 1934


                                   PROLOGUE
                (Name of Small Business Issuer in its charter)

               Utah                                87-0412110
 (State or Other Jurisdiction of           (IRS Employer ID Number)
  Incorporation or Organization)

            3340 East Del Verde Avenue, Salt Lake City, Utah 84109
             (Address of Principal Executive Offices and Zip Code)

                 Issuer's telephone number :   (801)  484-0930

Securities to be registered under Section 12 (b) of the Act:

Title of each class to be so registered: Not Applicable
Name of each exchange on which each class is to be registered:  Not Applicable

Securities to be registered under Section 12(g) of the Act: Common, Par Value $0.001
                        Common Stock, Par Value $0.001
                               (Title of Class)

                               TABLE OF CONTENTS



                                    PART I

ITEM NUMBER AND CAPTION                                                 PAGE


ITEM 1. DESCRIPTION OF BUSINESS                                           3


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS OR PLAN
        OF OPERATIONS                                                    10

ITEM 3. DESCRIPTION OF PROPERTY                                          11

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS & MANAGEMENT     11

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS     12

ITEM 6. EXECUTIVE COMPENSATION                                           13

ITEM 7. CERTAIN RELATIONSHIPS & RELATED TRANSACTIONS                     13

ITEM 8. DESCRIPTION OF SECURITIES                                        13


                                    PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
        EQUITY AND OTHER SHAREHOLDER MATTERS                             14

ITEM 2. LEGAL PROCEEDINGS                                                14

ITEM 3. CHANGE IN AND DISAGREEMENTS WITH ACCOUNTANTS                     14

ITEM 4. RECENT SALES OF UNREGISTARED SECURITIES                          14

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS                        14

                                   PART F/S

                  AUDITED FINANCIAL STATEMENTS                           15

                                 PART EXHIBITS

EXHIBIT #1: BY-LAWS OF PROLOGUE

EXHIBIT #2: ARTICLE OF PROLOGUE

ITEM 1. DESCRIPTION OF BUSINESS

GENERAL

     Prologue (the Company) was incorporated under the laws of the State of Utah on October 14, 1982, and was previously engaged in the sales and marketing business. The Company has no current operations or employees and owns no real estate.

     The Company's current business plan is to seek, investigate, and acquire a business opportunity representing assets or business intended to enhance shareholder value. The Company is deemed to be a new or start-up venture with all of the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject.

     At the present time neither the Company nor its officers, directors or affiliates has identified any business opportunities to acquire or pursue, nor has the Company reached any agreement or understanding with any person concerning a transaction of any kind. The Company is unable to predict when it may participate in a business opportunity. It expects, however, that the analysis and selection of a business opportunity may take several months or more.

     Because  an  opportunity has not been identified,  it  is  impossible  to predict or disclose the specific risks and hazards of such opportunity. There is no assurance that the Company will acquire a favorable business opportunity or that such opportunity will generate revenues or profits, or that shareholder value will be increased thereby. As such, any potential business opportunity is expected to be highly speculative and therefore risky. Such opportunity may be highly illiquid and could result in a total loss to the Company and its stockholders.

     The Company has limited capital which may not be adequate to take advantage of many business opportunity. This lack of diversification may prevent the Company from pursuing future opportunities if its first one proves to be unsuccessful. Moreover, a significant portion of the Company's available funds may be expended for investigative expenses without any guarantee that a transaction will be consummated. The Company's long term success may therefore depend upon its ability to raise additional capital. However, the Company has not investigated the availability, source, or terms for additional capital and will not do so until it determines such a need. Additionally, there is no assurance that funds will be available from any source or, if available, obtainable on terms acceptable to the Company. If not available, the Company's operations will be limited to those that can be financed with its limited capital.

     Another effect of the Company's limited capital is that its analysis and investigation of potential opportunities will also be limited which could increase the company' risk. Management decisions will likely be made without detailed feasibility studies, independent analysis and market survey. The Company will likely be making decisions upon information provided by the owner, sponsor, or others associated with the business opportunity. Such information may not always be objective.

     The Company is filing this Form 10-SB on a voluntary basis in order to become a 12 (g) registered company under the Securities Exchange Act of 1934. As a "reporting company", the Company believes it may be more attractive to a potential business opportunity because it will be able to list its shares for trading on the National Association of Securities Dealers ("NASD") Over-The-Counter Bulletin Board ("OTCBB"). Company management believes that various opportunities may also be attracted to the Company because of their desire to eventually develop a public market in the Company's stock in order to enhance liquidity for current and future shareholders; to implement potential plans for raising capital through the public sale of securities; and to acquire additional assets through issuance of securities rather than for cash.

     The acquisition of a business opportunity may be made by purchase, merger, exchange of stock, or otherwise, and may encompass assets or a business entity, such as a corporation, joint venture, or partnership. The final structure, which is currently impossible to predict, will be the result of negotiations, consultation from legal counsel, and the needs of the specific business

GENERAL - [CONTINUE]

     opportunity.   Although  it is likely, there is  no  assurance  that  the
     Company would be the surviving entity.

     There is also a possibility that the Company may finance the acquisition of the business opportunity by borrowing against the assets or against the projected future revenues or profits of the business opportunity to be acquired. This could increase the Company's exposure to larger losses. A business opportunity acquired through a heavily financed ("leveraged") transaction is profitable only if it generates enough revenues to cover the related debt and expenses. Failure to make payments on the debt incurred could result in the loss of a portion or all of the assets acquired. There is no assurance that any business opportunity acquired through a leveraged transaction will generate sufficient revenues to cover the related debt and expenses. There are currently no loan arrangements or arrangements for any financing whatsoever relating to any business opportunities.

     Although the terms and structure of a transaction with the Company cannot be predicted, it is anticipated that the transaction would be a "tax free" reorganization under the Internal Revenue Code of 1986. Such a transaction normally requires the issuance to the stockholders of the acquired entity, a controlling interest (i.e. 80% or more) of the common stock of the combined entities immediately following the reorganization. If a transaction were structured to take advantage of these provisions rather than other "tax free" provisions provided under the Internal Revenue Code, the Company's current stockholders would retain, in the aggregate, 20% or less of the total issued and outstanding shares. This could result in substantial dilution in the equity of stockholders of the Company prior to such reorganization.

     It is likely that any business combination entered into by the Company will result in a change of control as a result of stock issuance by the Company or shares purchased from the current principal shareholders of the Company by the acquiring entity or its affiliates. If stock is purchased from the current shareholders, the transaction is very likely to result in substantial gains to them relative to their purchase price for such stock. Such sale may occur at a price not relative to or reflective of any value of the shares held by such parties, and at a price which may not be achieved by other individual shareholders of the Company remain subject to restrictions on the transfer of their shares. The Company does not believe its officers and directors would become an "underwriter" within the meaning of the Section 2 (11) of the Securities Act of 1933, as amended, with regards to such sales as such sales would likely be made in non-public transactions.

     The Company anticipates that any new securities issued in a reorganization would be issued in reliance upon exemptions, if any are available, from registration under applicable federal and state securities laws. Any securities which the Company might acquire in exchange for its Common Stock will likely be "restricted securities" within the meaning of the Securities Act of 1933, as amended (the "Act"). Sales of such securities, cannot proceed unless a registration statement has been declared effective by the Securities and Exchange Commission or an exemption from registration is available. The Company would be required to comply with the provisions of the Act to effect any resale. In the event of a resale, the Company may rely on Section 4(1) of the Act, which exempts sales of securities not involving a public offering. Also, the Company may agree to register such securities sometime after the transaction is consummated. The issuance of additional securities and their potential sale into any trading market that might develop in the Company's securities could have a depressive effect upon the price of the Company's stock.

     Utah Business Corporation Act vests authority in the Board of Directors with written consent to decide and approve the issuance of stock. While in some instances a proposed participation in a business opportunity may be submitted to the stockholders for their consideration, it is unlikely that the Company's minority shareholders will be furnished with financial statements, or any other documentation, concerning a target opportunity, It is also emphasized that management of the Company could effect transactions having a potentially adverse impact upon the Company's

GENERAL - [CONTINUE]

     shareholders. A shareholder may have no right of at dissent under Utah law, if a majority of shareholders consent in writing to the transaction.

     Depending  upon the nature of the transaction, the current  officers  and directors of the Company will likely resign their positions with the Company upon completion of a transaction. In the event of such a resignation, the Company's current management would not have any control over the conduct of the Company's business following the Company's combination with a business opportunity.

     The  Company  does  not  foresee that it would enter  into  any  business opportunity with which its officers or directors are currently affiliated. Should the Company determine in the future, contrary to foregoing expectations, that a transaction with an affiliate would be in the best interests of the Company and its stockholders, the Company may enter into such a transaction only if: a) The material facts as to the relationship or interest of the affiliate are disclosed to the board of directors and shareholders, and the Board and/or majority of disinterested shareholders in good faith authorizes the transaction by the affirmative vote even though disinterested parties constitute less than a quorum; b) The contract or transaction is fair as to the Company as of the time it is authorized, approved or ratified, by the Board of Directors or the stockholders.

SOURCES OF OPPORTUNITES

     Business opportunities may come to the Company's attention from various sources, including its officers and directors, its stockholders, professional advisors such as attorneys and accountants, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals. The Company has no plans, understanding agreements, or commitments with any individual to act as a finder of opportunities for the Company. The analysis of business opportunities will be undertaken by or under the supervision of the Company's president, who is not a professional business analyst. See "Management". Although there are no current plans to do so, Company management may hire an outside consultant to assist in the investigation and selection of business opportunities, and may pay a finder's fee. No policies have been adopted regarding use of such consultants or advisors, the criteria to be used in selecting such consultants or advisors, the services to be provided, the term of service, or the total amount of fees that may be paid. And, because of the limited resources of the Company, it is likely that any fee the Company agrees to pay would be in stock instead of cash.

     It is possible that the range of business opportunities available for consideration by the Company could be limited by the impact of Securities and Exchange Commission regulations regarding purchase and sale of "penny stocks." The regulations would affect, and possibly impair, any market that might develop in the Company's securities until such time as they qualify for listing on NASDAQ or on another exchange which would make them exempt form applicability of the "penny stock" regulations.

INVESTIGATION AND SELECTION OF BUSINESS OPPORTUNITIES

     Management will make a decision to participate in a specific business opportunity based on an analysis of quality of the opportunity's business plan, its management and personnel, the anticipated market acceptability of new products or marketing concepts, the merit of technological changes, the entity, and numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria. It is likely that the historical operations of a specific business opportunity may not be indicative of its future potential because of possible future changes in marketing approaches, expansion plans, product emphasis, management, or other changes.

     The Company will be dependent upon the owners of a business opportunity to identify any potential future problems and to implement necessary changes. Because the Company may participate in a business opportunity with a newly organized firm or with a firm which is entering a new phase of growth, the Company may incur further risks because management and the

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INVESTIGATION AND SELECTION OF BUSINESS OPPORTUNITIES - [CONTINUE]

     Company's products or services may be unproven and unprofitable when acquired. Business opportunities presented to the Company may (i) be recently organized with no operating history, or a history of losses attributable to under-capitalization or other factors; (ii) be experiencing financial or operating difficulties; (iii) be in need of funds to develop a new product or service or to expand into a new market; (iv) be relying upon an untested product or marketing concept; or
     (v)  have  a  combination of the characteristics mentioned in (i)  though
     (iv). The Company intends to concentrate its acquisition efforts on properties of businesses that it believes to be undervalued. Given the above factors, investors should expect that any acquisition candidate may have a history of losses or low profitability.

     The Company's search will be directed primarily towards small and medium sized business opportunities with or without revenues and earnings which desire to become public corporations and which are able to satisfy, the minimum asset requirements in order to qualify shares for trading on NASDAQ or a stock exchange. The Company intends to seek opportunities demonstrating the potential of long growth.

     The  Company's  investigation  of  business  opportunities  will  not  be restricted to any particular geographical area, industry, or stage of growth and may, therefore, engage in essentially any business, to the extent of its limited resources. No specific factors described herein will be controlling in the selection of a business opportunity. Management will attempt to analyze the factors it deems appropriate to each opportunity and make a determination based upon a reasonable investigation of available data.

     Prior to making a decision to participate in a business opportunity, the Company will generally request that it be provided with a business plan regarding the business opportunity containing such items as a description of products, services and company history; management resumes; financial information; available projection, with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks, or services marks, or rights thereto; present and proposed forms of compensation to management; a description of transactions between such company and its affiliates during relevant periods; a description of present and required facilities; an analysis of risks and competitive conditions and estimated capital requirements.

     As part of the Company's investigation, the Company's executive officers and directors may meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise. However, it is also possible that an investigation of such opportunities may be exclusively by phone, mail, facsimile, email or other methods not involving a physical meeting or inspection with such opportunities.

     The Company will likely require audited financial statements from opportunities with which it proposes to acquire or merge because the Company will be subject to the reporting provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and thus will be required to furnish audited financial statements for any opportunity in which it engages. Failure to do so could expose the Company to enforcement actions by the Securities and Exchange Commission which could result in penalties, legal fees and/or injunctive action, which would have a material adverse effect on the Company and its operations.

     In the event that audited financial statements are not available, the Company may still engage in such an opportunity if it believes that audited financial statements will be provided within a reasonable time after the company enters into a transaction with such opportunity. However, without audited financial information, the Company will not have the benefit for full and accurate information provided by independent verification about the financial condition and recent interim operating history of the target company. This could substantially increase the risk of a potential transaction.

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INVESTIGATION AND SELECTION OF BUSINESS OPPORTUNITIES - [CONTINUE]

     The Company will participate in a business opportunity only after the negotiation and execution of a written agreement. Although the terms of such agreement cannot be predicted, generally such an agreement would require specific representations and warranties by all the parties thereto, specify certain event of default, detail the terms of closing and the conditions which must be satisfied by each of the parties thereto prior to such closing, outline the manner of bearing costs if the transaction is not closed, set forth remedies upon default, and include miscellaneous other terms. Even after a definitive agreement is executed, it is possible that the acquisition would not be consummated should any party elect to exercise any right provided in the agreement to terminate it on specified grounds.

COMPETITION

     The Company expects to encounter substantial competition in its efforts to locate attractive opportunities, primarily from business development companies, venture capital partnerships and corporations, venture capital affiliates of large industrial and financial companies, small investment companies, and wealthy individuals. Many of these entities will have significantly greater experience, resources and managerial capabilities than the Company and will therefore be in a better position than the Company to obtain access to attractive business opportunities. The
     Company also will possibly experience competition from other public companies seeking such opportunities, some of which may have more funds available than does the Company.

REGULATION

     The Company may acquire an opportunity that is subject to regulation or licensing by federal, state, or local authorities which may be a time-consuming, expensive process and may limit other investment opportunities of the Company.

     The Company may participate in a business opportunity by purchasing, trading or selling the securities of such business. The Company does not, however, intend to engage primarily in such activities, and therefore intends to avoid being classified as an "investment company" under the Investment Company Act of 1940 (the "Investment Act"). Such a classification could subject the Company to a costly registration process. Section 3(a) of the Investment Act excludes from the definition of an "investment company," any entity that does not engage primarily in the business of investing, reinvesting or trading in securities, or that does not engage in the business of investing, owning, holding or trading "investment securities" (defined as "all securities other than government securities or securities of majority-owned subsidiaries") the value of which exceeds 40% of the value of its total assets (excluding government securities, cash or cash items.) Since the Company will not register as an investment company, stockholders will not be afforded certain protections under the Investment Act.

     Regulation of Penny Stocks. The Company's securities, when available for trading, will be subject to a Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors. For purposes of the rule, the phrase "accredited investors" means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written consent prior to the sale of a security. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities in an offering or in any market that might develop thereafter.

     In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." Such rules include Rules 3a51-1, 15g-1, 15g2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the
     Securities Exchange Act of 1934, as amended. Because the securities of the Company may constitute "penny stocks" within the meaning of the rules, the rules would

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REGULATION - [CONTINUE]

     apply to the Company and to its securities. The rules may further affect the ability of owners of Shares to sell the securities of the Company in any market that might develop for them.

     Shareholders should be aware that, according to Securities and Exchange Commission, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. The Company's management is aware of the abuses that have occurred historically in the penny stock market. Although the Company does not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to the Company's securities.

     Blue Sky Consideration. Because the securities to be registered hereunder have not been registered for resale under the blue sky laws of any state, the holders of such shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state blue-sky law restrictions upon the ability of investors to sell the securities and of purchaser to purchase the securities. Warning is hereby given that the shares may be "restricted" from resale. In the event of a violation of state laws regarding resale of the shares, the Company could be liable for civil and criminal penalties which would be a substantial impairment to the Company.

     At the date of this registration statement, the Company has no intention of offering further shares in a private offering to anyone. Further, the policy of the Board of Directors is that any future offering of shares will only be made after an acquisition has been made and can be disclosed in appropriate 8-K filings.

     Rule 144 Sales. Shares of the Company's Common Stock that are held by officers, directors, and any stockholder owing greater than 10% of the total issued and outstanding shares are "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended. As restricted shares, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemptions from registration under the Act and as required under applicable state securities laws. Rule 144 provides in essence that a person who has held three months, in brokerage transactions, a number of shares that does not exceed the greater of 1.0% of a company's outstanding common stock or the average weekly trading volume during the four calendar weeks prior to the sale. There is no limit on the amount of restricted securities that may be sold by a non-affiliated after the restricted securities have been held by the owner for a period of two years. A sale under Rule 144 or under any other exemption from the Act, if available, or pursuant to subsequent registration of shares of Common Stock of present stockholders, may have a depressive effect upon the price of the Common Stock in any market that may develop. Of the total shares outstanding, 41,990,000 shares are available for resale (subject to volume limitations for affiliates) under Rule 144.

ADMINISTRATIVE OFFICES

     The Company currently maintains a mailing address at the home of its president at 3340 Del Verde Avenue, Salt Lake City, Utah 84109. Other than this mailing address, the Company does not currently maintain any other office facilities, and does not anticipate the need for maintaining office facilities at any time in the foreseeable future. The Company pays no rent or other fees for the use of this mailing address.

EMPLOYEES

     The Company is a development stage company and currently has no employees and does not anticipate a need to engage any full-time employees so long as it is seeking and evaluating business opportunities.

     The Company currently has three individuals who are serving as its officers and directors on a part time basis. The Company will be heavily dependent upon their skills, talents, and abilities to implement its business plan, and may, from time to time, find that the inability of these persons to devote full time attention to the business of the
     Company may result in a delay in progress toward implementing its business plan. Additionally, conflicts of interest may arise that can be resolved only through exercise of good judgement as is consistent with fiduciary duties to the Company. Such conflicts may require that the Company attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to the Company. Certain of the officers and directors of the Company may be directors and/or principal shareholders of other companies and, therefore, could face conflicts of interest with respect to potential acquisitions. In addition, officers and directors of the Company may in the future participate in business ventures which could be deemed to compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future in the event the Company's officers or directors are involved in the management of any firm with which the Company transacts business. The Company's Board of Directors has adopted a policy that the Company will not seek a merger with, or acquisition of, any entity in which management serve as officers or directors, or in which family members own or hold a controlling ownership interest. Although the Board of Directors could elect to change this policy, the Board of Directors has no present intention to do so. In addition, if the Company and other companies with which the Company's officers and directors are affiliated both desire to take advantage of a potential business opportunity, then the Board of Directors has agreed that potential business opportunity, then the Board of Directors has agreed that said opportunity should be available to each such company in the order in which such companies registered or became current in the filing of annual reports under the Exchange Act subsequent to January 1, 2000.

     The Company's officers and directors or majority shareholders may actively negotiate or otherwise consent to the purchase of a portion of their common stock as a condition to, or in connection with, a proposed merger or acquisition transaction. It is anticipated that a substantial premium over the initial cost of such shares may be paid by the purchaser in conjunction with any sale of shares by the Company's officers and directors which is made as a condition to, or in connection with, a proposed merger or acquisition transaction. The fact that a substantial premium may be paid to the Company's officers and directors to acquire their shares creates a potential conflict of interest for them in satisfying their fiduciary duties to the Company and its profit to them, they would be legally required to make the decision based upon the best interests of the Company and the Company's other shareholders, rather than their own personal pecuniary benefit.

     Because investors will not be able to evaluate the merits of possible business acquisitions by the Company, they should critically assess the information concerning the Company's officers and directors.

          ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS
                             OR PLAN OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES FOR THE YEAR ENDED DECEMBER 31, 1999
(UNAUDITED)

     The Company remains in the development stage and has no revenues. Current expenses are being paid by the president, Allen Avery, including the costs of becoming a reporting company under the Securities Exchange Act of 1934. Management is hopeful that becoming a reporting company will increase the quality and number of prospective business ventures that may be available to the Company. Net losses for 1999 ($195.00) and 1998 ($115.00) are general and administrative expenses. Such losses will continue unless a business opportunity with revenues and profits can be acquired by the Company. There is no assurance that revenues or profitability will ever be achieved by the Company.

     The Company will carry out its plan of business as discussed above. The Company cannot predict to what extent its lack of liquidity and capital resources will impair the consummation of a business combination or whether it will incur further operating losses through any business entity which the Company may eventually acquire.

RESULT OF OPERATIONS

    Calendar year ended December 31, 1999 and 1998 and from inception on October 14, 1982 (audited).

    Net losses for the years 1999 and 1998 have been less than $0.001 per share. For the current fiscal year, the President has agreed to pay the expenses associated with the registration under the Securities Exchange Act of 1934. The Company anticipates that until a business combination is completed with an acquisition candidate, it will not generate revenues and may continue to operate at a loss after completing a business combination, depending upon the performance of the acquired business.

NEED FOR ADDITIONAL FINANCING

     Management believes that the Company has sufficient cash to meet the anticipated needs of the Company's operations through at least the first calendar quarter of 2001. However, there can be no assurances to that effect, as the Company has no revenues and the Company's need for capital may change dramatically if it acquires an interest in a business opportunity during that period. In the event the Company requires additional funds, the Company will have to seek loans or equity placements to cover such cash needs. There is no assurance additional capital will be available to the Company on acceptable terms. In the event the Company is able to complete a business combination during this period, lack of its existing capital may be a sufficient impediment to prevent it from accomplishing the goal of completing a business combination. There is no assurance, however, that without funds it will ultimately allow registrant to complete a business combination. Once a business combination is completed, the Company's needs for additional financing are likely to increase substantially.

     Other than previously stated, no commitments to provide additional funds have been made by management or other stockholders. Accordingly, there can be no assurance that any additional funds will be available to the Company to allow it to cover its expenses as they may be incurred.

     Irrespective of whether the Company's cash assets prove to be adequate to
     meet  the  Company's  operational  needs,  the  Company  might  seek   to
     compensate providers of services by issuance's of stock in lieu of cash.

YEAR 2000 ISSUES

     Year 2000 problems result primarily from the inability of some computer software to properly store, recall, or use data after December 31, 1999. These problems may affect many computers and other devices that contain embedded computer chips. The Company's operations, however, do not rely on information technology (IT) systems. Accordingly, the Company does not believe it will be material affected by Year 2000 problems.

     The Company relies on non-IT systems that may suffer from Year 2000 problems, including telephone systems and facsimile and other office machines. Moreover, the Company relies on third-parties that may suffer from Year 2000 problems that could affect the Company's operations, including banks, oil field operators, and utilities. In light of the Company's substantially reduced operations, the Company does not believe that such non-IT systems or third-party Year 2000 problems will affect the Company in a manner that is different or more substantial than such problems affect other similarly situated companies or industry generally. Consequently, the Company does not currently intend to conduct a readiness assessment of Year 2000 problems or to develop a detailed contingency plan with respect to Year 2000 problems that may affect the Company.

                        ITEM 3. DESCRIPTION OF PROPERTY

     The Company has no property. The Company does not currently maintain an office or any other facilities. It does currently maintain a mailing address at the home of its resident and director at 3340 East Del Verde Avenue, Salt Lake City, Utah 84109. The Company pays no rent for the use of this mailing address. The Company does not believe that it will need to maintain an office at any time in the foreseeable future in order to carry out its plan of operations described herein.

               ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                             OWNERS AND MANAGEMENT

     The following table sets forth, as of the date of this Registration Statement, the number of shares of Common Stock owned of record and beneficially be executive officers, directors and persons who hold 5.0% or more of the outstanding Common Stock of the Company. Also included are the shares held by all executive officers and directors as a group.

SHARE HOLDERS AND                 NUMBER OF       OWNERSHIP
BENEFICIAL OWNERS (1)             SHARES          PERCENTAGE
_____________________             __________     ____________
Allen Avery
3340 East Del Verde Ave.
Salt Lake City, Utah  84109       40,400,000           80.8%

Bill Ross
2306 Richard Court
Henderson , Nevada 89014           1,500,000            3.0%

Stan Adams
680 East 6th South
Salt Lake City, Utah 84102            90,000             .2%

All directors and executive
officers as a group               41,990,000

        (1)  Except as otherwise indicated, all shares are directly owned.

                    ITEM 5. DIRECTORS, EXECUTIVE OFFICERS,
                         PROMOTERS AND CONTROL PERSONS

     The directors and executive officers currently serving the Company are as follows:

        NAME            AGE     POSITION             SINCE

        ALLEN AVERY      63      DIRECTOR             1994

        BILL ROSS        53      DIRECTOR             1986

        STAN ADAMS       53      DIRECTOR             1999

        ALLEN AVERY              PRESIDENT            1999

        BILL ROSS                VICE PRESIDENT       1999

        STAN ADAMS               SECRETARY/TREASURER  1999

     Mr. Avery is a graduate of the University of Utah and has been self-employed for 25 years managing his own investments and management consulting.

     Mr. Ross is a graduate of the University of Illinois and for the past 5 years has been self-employed as owner of an advertising specialties business.

     Mr. Adams is a member of the Utah State Bar Association and a practicing attorney for the past 25 years.

     All of the Directors have been officers and directors of publicly traded companies over 10 years ago and Mr. Adams was an officer and director of Investestate, a reporting company during his tenure.

     Directors serve one year terms until annual meetings, and officers serve at the board of directors discretion.

     The directors named above will serve until the next annual meeting of the Company's stockholders. Thereafter, directors will be elected for positions as directed by the board of directors. Currently, none of the Company's officers nor directors have any employment agreement with the Company, nor is any currently contemplated. There is no arrangement or understanding between the directors and officers of the Company and any other Person pursuant to which any director or officer was or is to be selected as a director officer.

     The directors and officers of the Company will devote such time to the Company's affairs on an "as needed' basis, but less than 20 hours per month. As a result, the actual amount of time which they will devote to the Company's affairs is unknown and is likely to vary substantially from month to month.

     While it is unexpected, it is possible that after the Company consummates a transaction with an unaffiliated business opportunity, that entity may employ or retain a member of the Company's management for future services. However, the Company has adopted a policy whereby the offer of any post-transaction compensation to members of management will not be a consideration in the Company's decision to undertake any proposed transaction. Each member of management has agreed to disclose to the Company's Board of Directors any discussions concerning possible compensation to be paid to them by any entity which proposes to undertake a transaction with the Company and further, to abstain from voting on such transaction.

                    ITEM 5. DIRECTORS, EXECUTIVE OFFICERS,
                  PROMOTERS AND CONTROL PERSONS - [CONTINUE]

     It is possible that persons associated with or known to management may be responsible for introducing a potential business opportunity to the Company and may therefore be compensated with a finder's fee in cash or stock. The amount of such finders fee, if applicable, cannot be determined as of the date of filing this report, but is expected to be comparable to consideration paid in similar transactions. No member of management of the Company will receive any finders fee, either directly or indirectly, as a result of their respective efforts to implement the Company's business plan herein.

EXCLUSION OF LIABILITY

     The Utah Business Corporation Act exclude personal liability for its directors for monetary damages based upon any violation of their duties as directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, acts in violation of the Utah Business Corporation Act, or any transaction from which a director receives an improper personal benefit. This exclusion of liability does not limit any right which a director may have to be indemnified and does not affect any director's liability under federal or applicable state securities laws.

                        ITEM 6. EXECUTIVE COMPENSATION

     No officer or director has received any other remuneration in the two year period prior to the filing of this registration statement. Although there is no current plan in existence, it is possible that the Company will adopt a plan to pay or accrue compensation to its officers and directors for services related to seeking business opportunities and completing a merger or acquisition transaction. The Company has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but the Board of Directors may recommend adoption of one or more such programs in the future.

            ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
     None.

                       ITEM 8. DESCRIPTION OF SECURITIES

COMMON STOCK

     The Company's Articles of Incorporation authorized the issuance of 50,000,000 shares of Common Stock $.001 par value. Each record holder of Common Stock is entitled to one vote for each share hold on all matters properly submitted to the stockholders for their vote. Cumulative voting for the election of directors is not permitted by the Articles of Incorporation.

     Holders of outstanding shares of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds; and, in the event of liquidation, dissolution or winding up of the affairs of the Company, holders are entitled to receive, ratably, the net assets of the Company available to stockholders. Holders of outstanding shares of Common Stock have no preemptive, conversion or redemptive rights. All of the issued and outstanding shares of Common Stock are, and all unissued shares when offered and sold will be, duly authorized, validly issued, fully paid, and nonassessable. To the extent that additional shares of the Company's Common Stock are issued, the relative interests of then existing stockholders may be diluted.

SHAREHOLDERS

     Each shareholder has sole investment power and sole voting power over the shares owned by such shareholder. No shareholder has entered into or delivered any lock up agreement or letter agreement regarding their shares or options thereon.

TRANSFER AGENT

     American Registrar and Transfer Company, 705 Newhouse Bldg, Salt Lake City, Utah 84111.

REPORTS TO STOCKHOLDERS

     The Company plans to furnish its stockholders with an annual report for each fiscal year containing financial statements audited by its independent certified public accountants. In the event the Company enters into a business combination with another company, it is the present intention of management to continue furnishing annual reports to stockholders. The Company intends to comply with the periodic reporting requirements of the Securities Exchange Act of 1934 for so long as it is subject to those requirements, and to file unaudited quarterly reports and annual reports with audited financial statements as required by the Securities Exchange Act of 1934.

                                    PART II

            ITEM 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S
                  COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

     The Company has an unpriced listing on the OTCBB which under current NASD rules may result in delisting without IOSB clearance by the Securities and Exchange Commission.

     As of March 2, 2000 the Company had approximately 408 shareholders of record. No dividends have been paid to date and the Company's Board of Directors does not anticipate paying dividends in the foreseeable future.

     There is no public market for the Company's stock.

                           ITEM 2. LEGAL PROCEEDINGS

     The Company is not a party to any pending legal proceeding, and no such proceeding are known to be contemplated.

     No director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than 5% of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to any litigation.

             ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     Not applicable.

                ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

     None.

               ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     As permitted by Utah Statutes, the Company may indemnify its directors and officers against expenses and liabilities they incur to defend, settle, or satisfy any civil or criminal action brought against them on account of their being or having been Company directors or officers unless, in any such action, they are adjudged to have acted with gross negligence or willful misconduct. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

                                   PART F/S

     Filed herewith are the Company's audited financial statements for the periods from inception and for the calendar years ended December 31, 1999 and 1998.












                                   PROLOGUE
                         [A Development Stage Company]

                             FINANCIAL STATEMENTS

                               DECEMBER 31, 1999























                        PRITCHETT, SILER & HARDY, P.C.
                         CERTIFIED PUBLIC ACCOUNTANTS

                                   PROLOGUE
                         [A Development Stage Company]




                                   CONTENTS

                                                               PAGE

        -  Independent Auditors' Report                          17


        -  Balance Sheet, December 31, 1999                      18


        -  Statements of Operations, for the
            years ended December 31, 1999
            and 1998 and for the period from
            inception on October 14, 1982 through
            December 31,1999                                     19


        -  Statement of Stockholders' Equity (Deficit),
            from inception on October 14, 1982 through
            December 31, 1999                                  20 - 21


        -  Statements of Cash Flows, for the years
            ended December 31, 1999 and 1998
            and for the period from inception on
            October 14, 1982 through December 31,
            1999                                                 22


        -  Notes to Financial Statements                       23 - 25

                         INDEPENDENT AUDITORS' REPORT


Board of Directors
PROLOGUE
Salt Lake City, Utah

We have audited the accompanying balance sheet of Prologue [a development stage company] at December 31, 1999, and the related statements of operations, stockholders' equity (deficit) and cash flows for the years ended December 31, 1999 and 1998 and for the period from inception on October 14, 1982 through December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements as of and for the period ended July 31, 1997 and for the period from inception on October 14, 1982 through July 31, 1997 were audited by other auditors whose report, dated September 2, 1997, expressed an unqualified opinion on these financial statements. The financial statements for the period from inception on October 14, 1982 through July 31, 1997 reflect a net loss of $51,359 of the total net loss. The other auditors' report has been furnished to us, and our opinion, insofar as it relates to the amounts included for such prior periods, is based solely on the report of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the financial statements audited by us present fairly, in all material respects, the financial position of Prologue as of December 31, 1999, and the results of its operations and its cash flows for the years ended December 31, 1999 and 1998 and for the period from inception through December 31, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the Company has incurred losses since inception, has insufficient working capital and has no on-going operations, raising substantial doubt about its ability to continue as a going concern. Management's plans in regards to these matters are also described in Note 7. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

/s/ Pritchett, Siler & Hardy, P.C.

PRITCHETT, SILER & HARDY, P.C.

February 23, 2000
Salt Lake City, Utah

                                   PROLOGUE
                         [A Development Stage Company]

                                 BALANCE SHEET



                                    ASSETS


                                                       December 31,
                                                            1999
                                                       ___________
CURRENT ASSETS:
  Cash in bank                                          $       20
                                                       ___________
        Total Current Asset                                     20
                                                       ___________

                                                        $       20
                                                      ____________


                LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)


CURRENT LIABILITIES:
  Accounts payable                                      $        -
                                                       ___________
        Total Current Liabilities                                -
                                                       ___________

STOCKHOLDERS' EQUITY (DEFICIT):
  Common stock, $.001 par value,
   50,000,000 shares authorized,
   50,000,000 shares issued and
   outstanding                                              50,000
  Capital in excess of par value                             1,689
  Deficit accumulated during the
    development stage                                      (51,669)
                                                       ___________
        Total Stockholders' Equity (Deficit)                    20
                                                       ___________
                                                        $       20
                                                      ____________









   The accompanying notes are an integral part of this financial statement.

                                   PROLOGUE
                         [A Development Stage Company]


                           STATEMENTS OF OPERATIONS



                                     For the         From Inception on
                                    Year Ended          October 14,
                                   December 31,        1982 Through
                               __________ __________    December 31,
                                  1999       1998          1999
                               __________ __________  ________________
REVENUE                         $      -   $      -     $        -

COST OF SALES                          -          -              -
                               __________ __________  ________________
GROSS PROFIT                           -          -              -

EXPENSES:
  General and Administrative         195        115          4,090
                               __________ __________  ________________

LOSS FROM OPERATONS
  BEFORE INCOME TAXES                  -          -              -

CURRENT TAX EXPENSE                    -          -              -

DEFERRED TAX EXPENSE                   -          -              -
                               __________ __________  ________________
(LOSS) FROM CONTINUING
  OPERATIONS                        (195)      (115)        (4,090)

DISCONTINUED OPERATIONS:

  (Loss) From operation of
    discontinued operations            -          -        (47,579)
                               __________ __________  ________________

LOSS FROM DISCONTINUED
OPERATIONS                             -          -        (47,579)
                               __________ __________  ________________

NET LOSS                        $   (195)  $   (115)    $  (51,669)
                               __________ __________  ________________

LOSS PER COMMON SHARE:
  Continuing operations         $   (.00)  $   (.00)    $     (.00)
  Discontinued operations           (.00)      (.00)          (.00)
                               __________ __________  ________________

        Loss Per Common Share   $   (.00)  $   (.00)    $     (.00)
                               __________ __________  ________________

  The accompanying notes are an integral part of these financial statements.

                                   PROLOGUE
                         [A Development Stage Company]

                  STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

                FROM THE DATE OF INCEPTION ON OCTOBER 14, 1982

                           THROUGH DECEMBER 31, 1999

                                                                  Deficit
                                                                Accumulated
                                  Common Stock      Capital in  During the
                              _____________________ Excess of   Development
                                Shares     Amount   Par Value      Stage
                              __________ __________ __________ _____________
BALANCE, October 14, 1982              -  $       -  $       -  $         -

Issuance of 1,500,000 shares
 common stock for cash at
 $0.003 per share October,
 1982                          1,500,000      1,500      3,500            -

Issuance of 5,000,000 shares
 common stock for cash at
 $0.01 per share May, 1983     5,000,000      5,000     45,000            -

Stock offering costs                   -          -    (11,921)           -

Issuance of 1,500,000 shares
 common stock for service at
 $0.001 per share June 14,
 1987                          1,500,000      1,500          -            -

Issuance of 600,000 shares
 common stock for equipment
 and solvent at $0.005 per
 share November 23, 1987         600,000        600      2,400            -


Net loss from inception
 through December 31, 1993             -          -          -      (47,579)
                              __________ __________ __________ _____________
BALANCE, December 31, 1992     8,600,000      8,600     38,979      (47,579)

Net loss for the year ended
 December 31, 1993                     -          -          -          790
                              __________ __________ __________ _____________
BALANCE, December 31, 1993     8,600,000      8,600     38,979      (48,369)

Issuance of 41,400,000
 shares common stock for
 services at $0.00003 per
 share December , 1994        41,400,000     41,400    (40,365)           -

Net loss for the year ended
 December 31, 1994                     -          -          -         (245)
                              __________ __________ __________ _____________
BALANCE, December 31, 1994    50,000,000     50,000     (1,386)     (48,314)

Contribution of capital                -          -      1,925            -

Net loss for the year ended
 December 31, 1995                     -          -          -       (1,925)
                              __________ __________ __________ _____________
BALANCE, December 31, 1995    50,000,000     50,000        539      (50,539)

Contribution capital                   -          -        110            -

Net loss for the year ended
 December 31, 1996                     -          -          -         (110)
                              __________ __________ __________ _____________
BALANCE, December 31, 1996    50,000,000     50,000        649      (50,649)


                                  [Continued]

                                   PROLOGUE
                         [A Development Stage Company]

                  STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

                FROM THE DATE OF INCEPTION ON OCTOBER 14, 1982

                           THROUGH DECEMBER 31, 1999

                                  [Continued]

                                                                  Deficit
                                                                Accumulated
                                  Common Stock      Capital in  During the
                              _____________________ Excess of   Development
                                Shares     Amount   Par Value      Stage
                              __________ __________ __________ _____________
Contribution of capital                -          -        710            -

Net loss for the year ended
 December 31, 1997                     -          -          -         (710)
                              __________ __________ __________ _____________

BALANCE, December 31, 1997    50,000,000     50,000      1,359      (51,359)

Contribution of capital                -          -        115            -

Net loss for the year ended
 December 31, 1998                     -          -          -         (115)
                              __________ __________ __________ _____________

BALANCE, December 31, 1998    50,000,000     50,000      1,474      (51,474)

Contribution of capital                -          -        215            -

Net loss for the year ended
 December 31, 1999                     -          -          -         (195)
                              __________ __________ __________ _____________

BALANCE, December 31, 1999    50,000,000  $  50,000  $   1,689  $   (51,669)
                              __________ __________ __________ _____________


























   The accompanying notes are an integral part of this financial statement.

                                   PROLOGUE
                         [A Development Stage Company]

                           STATEMENTS OF CASH FLOWS


                                            For the         From Inception on
                                           Year Ended          October 14,
                                          December 31,        1982 Through
                                      __________ __________    December 31,
                                         1999       1998          1999
                                      __________ __________  ________________
Cash Flows From Operating Activities:
  Net loss                             $   (195)  $   (115)    $  (51,669)
  Adjustments to reconcile net
    loss  to net cash used by
    operating activities:
     Contribution of capital                115        115          2,975
     Loss on investment                       -          -         10,000
     Change in assets and liabilities:
       Accounts payable                       -          -              -
                                      __________ __________  ________________
        Net Cash Flows (Used) by
          Operating Activities              (80)         -        (38,694)
                                      __________ __________  ________________
Cash Flows From Investing Activities:
  Purchase of investment                      -          -        (10,000)
                                      __________ __________  ________________
        Net Cash Flows (Used) by
          Investing Activities                -          -        (10,000)
                                      __________ __________  ________________
Cash Flows From Financing Activities:
  Proceeds from common stock issuance         -          -         60,535
  Stock offering costs                        -          -        (11,921)
  Contribution of capital                   100          -            100
                                      __________ __________  ________________

        Net Cash Flows Provided by
          Financing Activities              100          -         48,714
                                      __________ __________  ________________
Net Increase (Decrease) in Cash              20          -             20

Cash at Beginning of Period                   -          -              -
                                      __________ __________  ________________
Cash at End of Period                  $     20   $      -     $       20
                                      __________ __________  ________________


Supplemental Disclosures of Cash Flow Information:
  Cash paid during the period for:
    Interest                           $      -   $      -     $        -
    Income taxes                       $      -   $      -     $        -

Supplemental Schedule of Noncash Investing and Financing Activities:
  For the period ended December 31, 1999:
    An officer/shareholder of the Company paid expense totaling $115 on behalf of the Company.

  For the period ended December 31, 1998:
    An officer/shareholder of the Company paid expense totaling $115 on behalf of the Company.






  The accompanying notes are an integral part of these financial statements.

                                   PROLOGUE
                         [A Development Stage Company]

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization - The Company was organized under the laws of the State of Utah on October 14, 1982 and was previously engaged in the sales and marketing business. The Company currently has no ongoing operations and is considered a development stage company as defined in SFAS No. 7. The company is currently seeking business opportunities or potential business acquisitions.

  Loss Per Share - The computation of loss per share of common stock is based on the weighted average number of shares outstanding during the periods presented, in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" [See Note 6].

  Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt investments purchased with a maturity of three months or less to be cash equivalents.

  Recently  Enacted  Accounting Standards - Statement  of  Financial  Accounting
  Standards (SFAS) No. 132, "Employer's Disclosure about Pensions and Other Postretirement Benefits", SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", SFAS No. 134, "Accounting for Mortgage-Backed Securities." and SFAS No. 135, "Rescission of FASB Statement No. 75 and Technical Corrections" were recently issued. SFAS No. 132, 133, 134 and 135 have no current applicability to the Company or their effect on the financial statements would not have been significant.

  Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. Actual results could differ from those estimated.

NOTE 2 -DISCONTINUED OPERATIONS

  Discontinued Operations - The accompanying financial statements as of December 31, 1999 and 1998 have been reclassified to reflect management's decision to discontinue the Company's operations in sales and marketing on May 1, 1991. Revenue for the years ended December 31, 1999, and 1998 and for the period from inception through December 31, 1999 relating to these discontinued operations were $0, $0, and $30,871, respectively.

NOTE 3 - CAPITAL STOCK

  During 1983 Prologue filed a Registration Statement with the Utah Securities Commission and completed a public sale of 5,000,000 shares of stock. In 1987 a wholly owned subsidiary named Bio-Clean was formed. On November 23, 1987 600,000 shares of Prologue stock was issued to Kapitol Klean-All of Phoenix, AZ as partial consideration for some equipment and solvent. Because of latent defects in the equipment all activities were terminated and Bio-Clean was dissolved on May 1, 1991. On June 14, 1988, 1,500,000 shares of Prologue stock was issued to an officer of Prologue in lieu of wages for services rendered in behalf of the Company.

                                   PROLOGUE
                         [A Development Stage Company]

                         NOTES TO FINANCIAL STATEMENTS

NOTE 3 - CAPITAL STOCK

  On December 19, 1994, 41,400,000 shares of stock were issued to an individual in exchange for payment of the current and back taxes due the state of Utah along with other reinstatement fees. As a result of the stock issuance control of the corporation changed hands and the individual became an officer of the Company. This agreement also includes the payment of all necessary accounting and attorney fees and the production of an information package on Prologue to be used in promoting the Company's future business activities.

NOTE 4 - INCOME TAXES

  The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes". FASB 109 requires the Company to provide a net deferred tax asset/liability equal to the expected future tax benefit/expense of temporary reporting differences between book and tax accounting methods and any available operating loss or tax credit carryforwards. At December 31, 1999, the Company has available unused operating loss carryforwards of approximately $4,000, which may be applied against future taxable income and which expire in various years through 2019.

  The amount of and ultimate realization of the benefits from the operating loss carryforwards for income tax purposes is dependent, in part, upon the tax laws in effect, the future earnings of the Company, and other future events, the effects of which cannot be determined. Because of the uncertainty surrounding the realization of the loss carryforwards the Company has established a valuation allowance equal to the tax effect of the loss carryforwards and, therefore, no deferred tax asset has been recognized for the loss carryforwards. The net deferred tax assets are approximately $1,360 as of December 31, 1999 with an offsetting valuation allowance of the same amount resulting in a change in the valuation allowance of approximately $60 during 1999.

NOTE 5 - RELATED PARTY TRANSACTIONS

  Management Compensation - During the periods ended December 31, 1999 and 1998 the Company did not pay any compensation to any officer/directors of the Company.

  Office  Space  -  The  Company has not had a need to rent  office  space.   An
  officer/shareholder of the Company is allowing the Company to use his home as a mailing address, as needed, at no expense to the Company.

  Expenses - An officer has paid certain expenses on behalf of the corporation. The amounts of these payments are shown as contributions to capital in excess of par value.

                                   PROLOGUE
                         [A Development Stage Company]

                         NOTES TO FINANCIAL STATEMENTS

NOTE 6 - LOSS PER SHARE

  The following data show the amounts used in computing loss per share and the effect on income and the weighted average number of shares of dilutive potential common stock for the year ended December 31, 1999 and 1998 and from inception on October 14, 1982 through December 31, 1999:



                                         For the         From Inception on
                                        Year Ended          October 14,
                                       December 31,        1982 Through
                                   __________ __________    December 31,
                                      1999       1998          1999
                                   __________ __________  ________________

 Loss from continuing operations
  available to common stock
  holders (numerator)               $   (195)  $   (115)    $   (4,090)
                                   __________ __________  ________________
 Loss from discontinued operations
  (numerator)                       $      -   $      -     $  (47,579)
                                   __________ __________  ________________
 Weighted average number of
  common shares outstanding
  used in earnings per share
  during the period                50,000,000 50,000,000     41,750,000
                                   __________ __________  ________________

  Dilutive earnings per share was not presented, as the Company had no common equivalent shares for all periods presented that would effect the computation of diluted earnings (loss) per share.

NOTE 7 - GOING CONCERN

  The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. However, the Company, has incurred losses since its inception has insufficient working capital, and has no on-going operations. These factors raise substantial doubt about the ability of the Company to continue as a going concern. In this regard, management is seeking potential business opportunities and is proposing to raise any necessary additional funds not provided by operations through loans and/or through additional sales of its common stock. There is no assurance that the Company will be successful in raising additional capital or achieving profitable operations. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

                                   PART III

Exhibits


SEC Ref.        Exhibit          Description
  No.             No.
_______         _______          _____________

EX-3.1            1              By-Laws

EX-3.2            2              Articles of Incorporation

EX-27                            Financial Data Schedule




SIGNATURES:


Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  March 8, 2000            Prologue

                             By:  /s/  Allen Avery
                              Allen Avery, President